UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)* Blonder Tongue Laboratories, Inc. (Name of Issuer) Common Stock (Title of Class of Securities) 093698 10 8 (CUSIP Number)

December 31, 2008

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 093698 10 8

1        NAME OF REPORTING PERSON
                       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        James A. Luksch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) /_/
(b) /_/
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5         SOLE VOTING POWER
                   695,801 shares of Common Stock(1)(2) (includes 294 shares of Common Stock owned by the spouse of James A. Luksch; 5,464 shares of Common Stock owned by the 1988 Irrevocable
                   Trust A of Herbert M. Luksch, the trustee of which is James A. Luksch; 5,464 shares of
                   Common Stock owned by the 1988 Irrevocable Trust B of Herbert M. Luksch, the trustee of which is James A. Luksch; 9 Shares of Common Stock owned by the Estate of Herbert M.
                   Luksch, the executor of which is James A. Luksch; and options to purchase 41,667 shares of Common Stock that are exercisable within 60 days).

6        SHARED VOTING POWER

                   N/A

7        SOLE DISPOSITIVE POWER

                    695,801 shares of Common Stock(1)(2) (includes 294 shares of Common Stock owned by the spouse of James A. Luksch; 5,464 shares of Common Stock owned by the 1988
                    Irrevocable Trust A of Herbert M. Luksch, the trustee of which is James A. Luksch;
                    5,464 shares of Common Stock owned by the 1988 Irrevocable Trust B of Herbert
                    M. Luksch, the trustee of which is James A. Luksch; 9 Shares of Common Stock owned by the Estate of Herbert M. Luksch, the executor of which is James A. Luksch;
                    and options to purchase 41,667 shares of  Common Stock that are exercisable within 60 days).

8        SHARED DISPOSITIVE POWER

                     N/A

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    695,801 shares of Common Stock(1)(2) (includes 294 shares of Common Stock owned by the spouse of James A. Luksch; 5,464 shares of Common Stock owned by the 1988
                    Irrevocable Trust A of Herbert M. Luksch, the trustee of which is James A. Luksch;
                    5,464 shares of Common Stock owned by the 1988 Irrevocable Trust B of Herbert M.
                    Luksch, the trustee of which is James A. Luksch; 9 Shares of Common Stock owned by the Estate of Herbert M. Luksch, the executor of which is James A. Luksch; and
                    options to purchase 41,667 shares of Common Stock that are exercisable within 60 days).

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

N/A

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     11.18% (Based upon a total of 6,222,252 shares of Common Stock outstanding as of the date of this filing.)

12       TYPE OF REPORTING PERSON
                     IN

(1) The Reporting Person has filed a voluntary petition under Chapter 11 of the United States Bankruptcy
Code in the United States Bankruptcy Court for the District of New Jersey under which 643,197 of the shares of Common Stock listed became, and continue to be, subject to the jurisdiction of the Bankruptcy
Court. The Reporting Person, as a debtor-in-possession, retains sole voting power of such shares and retains dispositive power subject to the approval of the Bankruptcy Court. In addition, the stock options pursuant to which the Reporting Person has the right to acquire 41,667 shares within 60 days are also subject to the jurisdiction of the Bankruptcy Court.

(2) 374,134 and 199,000 respectively, of the shares of Common Stock listed, are pledged to secure loans to the Reporting Person from two separate banks. The Reporting Person is currently in default with the bank (“Bank”) whose loan is secured by 374,134 shares of Common Stock. The Bank filed a motion with the Bankruptcy Court requesting relief from the automatic stay related to the pledged shares, which motion was denied by the Bankruptcy Court on February 17, 2009 provided that the
Reporting Person make certain monthly payments to the Bank. In the event the payments are not made or the price per share of the Company’s Common Stock declines significantly, the Bank may be permitted to re-file its motion with the Bankruptcy Court.

Item 1.
                     (a) Name of Issuer: Blonder Tongue Laboratories, Inc.

                     (b) Address of Issuer’s Principal Executive Office: One Jake Brown Road, Old
                     Bridge, New Jersey 08857.

Item 2.
                     (a) Name of Person Filing: James A. Luksch

                     (b) Address of Principal Business Office or, if none, Residence: c/o Blonder Tongue
                      Laboratories, Inc., One Jake Brown Road, Old Bridge, New Jersey 08857.

                     (c) Citizenship: United States of America

                     (d) Title of the Class of Securities: Common Stock

                     (e) CUSIP number: 093698 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

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(d) [ ] Investment company registered under section 8 of the Investment Company Act of
1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with § 240.13d - 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d -
1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d -
1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d -1(b)(1)(ii)(J);

Item 4. Ownership

                     See item nos. 5 through 11 of the second part of the cover sheet.

Item 5. Ownership of Five Percent or Less of a Class

                     N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

N/A

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009 Date /s/ James A. Luksch Signature James A. Luksch Name/Title

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